

VEGAN BBQ & SOULFOOD
OAKLAND, CALIFORNIA
DO YOU WANT TO
INVEST IN VEGAN MOB!?!?
AN OPPORTUNITY IS COMING SOON!
VEGAN MOB
VEGAN BBQ & SOULFOOD

officialveganmob • Following

officialveganmob If you want to invest click on the link in the bio 🔥🔥🔥 😎😎😎
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We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind."



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676 likes

JULY 26



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PERFORMING HIS HOT AFRO-LATIN SINGLE "ITA" & YOUR FAVORITE COVER SONGS